Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. Retirement Plan of our report dated June 9, 2014, with respect to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11‑K of the United Natural Foods, Inc. Retirement Plan.

Providence, Rhode Island
June 9, 2014